

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Sandeep Kulkarni, MD
President and Chief Executive Officer
Tourmaline Bio, Inc.
27 West 24th Street, Suite 702
New York, NY 10010

>   **Re: Tourmaline Bio, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 7, 2024**
>   **File No. 333-283078**

Dear Sandeep Kulkarni MD:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Katherine Denby, Esq.